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                                                                    EXHIBIT 99.1

WINSTON HOTELS, INC.  RISK FACTORS

In addition to the other information contained in, or incorporated by reference into, this Form 10-K, you should consider the following factors carefully in evaluating us and our business before making an investment decision. If any of the following risks occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock or preferred stock could decline, in which case the value of your investment may decline as well.

We May Not Have Access to Financing for Acquiring or Developing Additional
Hotels

Our ability to pursue our growth strategy depends, in part, on our ability to finance additional hotel acquisitions and development. We are subject to restrictions that may limit our ability to take advantage of expansion opportunities that we believe are attractive. While our articles of incorporation permit us to incur indebtedness up to 60% of our investments in hotel properties, at cost, we cannot assure you that we will be able to borrow funds to the extent of this limitation. We have approximately $27 million available under our $140 million line of credit. Through a subsidiary of the partnership, we also have a $71 million fixed-rate loan outstanding. Our line of credit currently limits the amount of debt we can take on. In addition, our ability to raise equity capital will depend on market conditions. We cannot assure you that we will be able to raise funds through a public or private offering at a time when we need access to funds. We may seek alternative methods of funding expansion, such as joint venture development, however, we cannot assure you that such opportunities will be available when we need them or on acceptable terms.

Our Ability to Make Distributions to Our Shareholders Depends Upon the Ability of Our Lessees to Make Rent Payments Under Our Leases

Our income is dependent upon rental payments from lessees of our hotels. Any failure or delay by the lessees in making rent payments would adversely affect our ability to make distributions to our shareholders. Our lessees' ability to make rental payments depends on their ability to generate sufficient revenues from our hotels in excess of operating expenses. Our leases require the lessees to pay us (1) the greater of a base rent or percentage rent and (2) other additional charges. As a result, we participate in the economic operations of our hotels through our share of room revenues which exceed threshold amounts specific to each hotel. The lessees' ability to pay on time or at all could be negatively affected by reductions in revenue from the hotels or in the net operating income of the lessees or otherwise. Our lessees also will be affected by factors beyond their control, such as changes in the level of demand for rooms and related services of our hotels, their ability to maintain and increase gross revenues at our hotels and other factors.

Our Returns Depend on Management of Our Hotels by Third Parties

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Either our lessees, or an operator under a management agreement with a lessee, will control the daily operations of our hotels. Under the REIT Modernization Act of 1999 (the "RMA"), which became effective January 1, 2001, REITs are permitted to lease their hotels to wholly owned taxable REIT subsidiaries of the REITs ("TRS Lessees"). Even under the RMA, TRS Lessees may not operate the leased hotels and must enter into management agreements with eligible independent contractors which will manage the hotels. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (e.g., setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in anticipated rent payments under existing leases, we cannot require a change to the method of operation. We can only seek redress if the lessee violates terms of the lease, and then only to the extent of the remedies provided for under the terms of the lease.


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In addition, our growth strategy contemplates additional hotel acquisitions that meet our investment criteria and selective development of hotels as market conditions warrant. Our ability to grow depends, in part, upon the ability of our lessees and any third-party managers to manage our current and future hotels effectively. If the lessees or the third-party managers are not able to operate additional hotels, at current staffing levels and office locations, they may need to hire additional personnel, engage additional third-party managers and/or operate in new geographic locations. If the lessees or the managers fail to operate the hotels effectively, our ability to generate revenues from the hotel leases could be diminished.

We Must be Able to Repay, Extend or Refinance Our Existing Debt

We and a special purpose finance subsidiary of the partnership, Winston SPE LLC, each currently have significant amounts of debt outstanding. Thus, we are subject to the risks normally associated with debt financing, including the risks that:

         - our cash flow from operations will be insufficient to make required payments of principal and interest;
         -        existing debt, including secured debt, may not be refinanced;
                  or
         - the terms of any refinancing will not be as favorable as the terms of our current debt.

If we or the finance subsidiary do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance it through additional debt financing, private or public offerings of debt securities or additional equity offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, cash available for distribution to shareholders. If we are unable to refinance our debt on acceptable terms, we or the finance subsidiary may be forced to dispose of hotels or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. If we are unable to make required payments of principal and interest on debt secured by our hotels, one or more of those properties could be foreclosed upon by the lender with a consequent loss of income and asset value.

Likewise, requirements under our credit facilities could affect our financial condition and our ability to make distributions. Our articles of incorporation limit our ability to incur debt to 60% of the value of our investment in hotel properties, at cost. This limit is currently approximately $267 million.

Our current credit facilities, consisting of our syndicated credit agreement providing for a $140 million line of credit and a fixed-rate loan to the finance subsidiary in the amount of $71 million, allow us to borrow up to a total of $211 million. We have pledged 28 hotel properties as collateral securing the line of credit and the finance subsidiary has pledged 14 hotel properties securing the $71 million note with respect to its fixed-rate loan. Both credit facilities prohibit additional debt secured by any hotel pledged as collateral for obligations under that facility.

Under the terms of our $140 million line of credit, our borrowing availability is limited to a percentage of value of the hotels provided as collateral, with such value determined in part by the cash flow generated by those hotels. Our current cash flow from the hotels securing the line of credit limits our borrowing availability under the line of credit to less than $140 million. If we need to borrow funds under the line of credit above our borrowing availability, we must provide additional collateral to increase our borrowing availability to the total amount of debt we need, but not to exceed $140 million. If our cash flow decreases to such a level that our borrowing availability is less than the amount outstanding under the line of credit, we must either (1) repay the excess of the amounts outstanding over our borrowing availability or (2) if the lenders give their unanimous consent, provide additional collateral to increase our borrowing availability.

Our ability to borrow and to maintain loans under the line of credit is subject to financial covenants, including leverage ratios, maximum unsecured and secured debt ratios, interest and fixed charge coverage ratios and minimum tangible net worth requirements. The terms of the line of credit also limit our ability to effect mergers or asset sales, to


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make investments in other entities, or to pay dividends in excess of 90% of our funds from operations over the most recent four fiscal quarters. The line of credit provides that any default under, or acceleration of, any of our other debt, any debt of the partnership or any debt of our subsidiaries, including any default by the finance subsidiary under the $71 million fixed-rate loan or otherwise, will constitute a default under the line of credit and could lead to the acceleration of our obligations under the line of credit. Although we and the finance subsidiary presently are in compliance with our covenants and other material obligations under the line of credit and the fixed-rate loan, respectively, we cannot assure you that we or our finance subsidiary will continue to be in compliance, or that we or they will be able to service our respective indebtedness or pay distributions to our shareholders.

Rising Interest Rates Could Adversely Affect Our Cash Flow

Our borrowings under the $140 million line of credit bear interest at a variable rate. Our line of credit requires that we maintain at least 50% of our total debt subject to a fixed rate of debt. We have entered into an interest rate cap agreement which eliminates exposure to increases in 30-day LIBOR rates exceeding 7.5% on $25 million of the outstanding balance under our line of credit until March 25, 2002, and, an interest rate swap on $50 million of our outstanding debt under our line of credit as of December 31, 2000, which effectively replaces the variable interest rate with a fixed interest rate of 5.915% for two years. However, outstanding debt of up to $53.8 million under our line of credit remained subject to variable interest rates. We may incur debt in the future that bears interest at a variable rate or we may be required to retain our existing debt at higher interest rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our cash flow.

We May Not be Able to Complete Development of New Hotels on Time or Within
Budget

We are currently developing one hotel property through a joint venture, and we intend to develop additional hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from the development hotel, resulting in a negative effect on our cash available for distribution. These risks include:

         - construction delays or cost overruns that may increase project costs;
         -        competition for suitable development sites;
         - receipt of zoning, occupancy and other required governmental permits and authorizations; and
         - substantial development costs in connection with projects that are not pursued to completion.

We cannot assure you that we will complete the development of any projects we begin or that our development and construction activities will be completed in a timely manner or within budget.

We also intend to rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

Hotels We Develop Have No Operating History

The hotel we are currently developing under our joint venture has no operating history. We will negotiate the percentage rent formula for this hotel, and other hotels we develop, based on projections of occupancy and average daily room rates for the area in which the hotel is or will be located and the type of hotel under development. We cannot assure you that these hotels will achieve anticipated levels of occupancy or average daily room rate. Similarly, during the start-up period, room revenues may be less than required to result in the payment of rent at levels that provide us with an attractive return on our investments.


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Property Ownership through Joint Ventures and Partnerships Could Limit Our
Control of Those Investments

Joint ventures or partnerships (other than Winn Limited Partnership) may involve risks not otherwise present for investments we make on our own. It is possible that our co-venturers or partners may have different interests or goals than we do at any time and that they may take action contrary to our requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investment include impasse on decisions, because no single co-venturer or partner would have full control over the joint venture or partnership. Regent Partners, Inc., one of our current joint venture partners, has the right, after one year, to sell the hotels developed by the joint venture to us, or, if we refuse, to sell such hotels to a third party. Marsh Landing Investment, LLC, our other current joint venture partner, also has the right, after one year, to sell the hotel developed by the joint venture to us, or, if we refuse, to sell such hotel to a third party.

Our Business Could Be Disrupted if We Need to Find a New Lessee upon Termination of an Existing Lease

If our lessees fail to materially comply with the terms of a hotel lease (including failure to pay rent when due), we have the right to terminate the lease, repossess the applicable hotel and enforce payment obligations under the lease. If CapStar Winston Company, L.L.C. ("CapStar Winston") defaults under any lease, the default will constitute a default under all of our leases with CapStar Winston and its affiliates. Thus, we will have the right to terminate all of those leases. Upon termination, we would have to find another lessee or establish or identify a TRS Lessee to lease the property. In either case, we cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another lessee or operator or that, if another lessee or operator were found, we would be able to enter into new leases or management contracts favorable to us. There would possibly be disruption during any change of hotel management which could adversely affect our operating results. In addition, it is possible that we would not be able to enforce the payment obligations under the leases following termination.

We May Not be Able to Sell Hotels on Favorable Terms

Although no hotels are currently under contract to sell, we may decide to sell hotels in the future. We cannot assure you that we will be able to sell such hotels on favorable terms, or that such hotels will not be sold at a loss.

Furthermore, under our leases, upon the sale of a hotel, we must either pay a termination fee to our lessee or offer to lease another suitable property to the lessee. The amount of the termination fee would depend on the revenue from the hotel and the remaining term of the lease. Alternatively, we may negotiate with our lessee to waive the lease provision and arrange for the lessee to continue to lease the property from the buyer. We cannot assure you that we will be able to successfully negotiate with our lessee or be able to offer a suitable substitute lease. Consequently, we may have to pay a termination fee, lease another suitable property or abandon the sale transaction.

Our Performance and the Value of Our Stock Are Subject to Risks Associated with the Hotel Industry

(a) Our Hotels Are Subject to Operating Risks Common to the Hotel Industry.

Our hotels are subject to all operating risks common to the hotel industry. These factors could adversely affect the ability of our lessees to generate revenues and to make payments to us and therefore affect our ability to make distributions to our shareholders. These risks include:

         -        competition for guests from other hotels;
         - faster growth in room supply in the segments in which we operate than in other industry segments, which may exceed demand growth in certain regions;
         - increases in operating costs due to inflation and other factors which may not be offset in the future by increased room rates;
         - seasonality, with higher hotel revenues occurring in the second and third calendar quarters;
         -        increases in energy costs, airline fares and other expenses related to travel, which may deter traveling; and
         -        adverse effects of general and local economic conditions.


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(b) We May Incur Higher Costs as a Result of the Proximity of Our Hotels to the
Coast.

Several of our hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland. These hotels are also exposed to salt water and humidity, which can increase or accelerate wear on the hotels' weatherproofing and mechanical, electrical and other systems. As a result, we may incur additional expenditures for capital improvements.

(c) Conditions of Franchise Agreements Could Adversely Affect Us.

All of our hotels are operated pursuant to franchise agreements with nationally-recognized hotel brands. In addition, hotels in which we subsequently invest may be operated pursuant to franchise agreements. A hotel's failure to adhere to the terms and conditions of the franchise agreement could result in the loss or cancellation of its franchise license. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor's system. These standards are subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with these standards could require a franchisee to incur significant expenses or capital expenditures. Our cash available for distribution could be adversely affected if we or our lessees must incur substantial costs to maintain a franchise license.

In connection with termination of a franchise license or changing the franchise affiliation of a hotel, we may have to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect on the operations or the underlying value of the hotel covered by the franchise because of the loss of association, name recognition, marketing support and centralized reservation system provided by the franchisor. Any of these events could have a negative effect on our distributions to shareholders. The franchise agreements covering the hotels expire or terminate, without special renewal rights, at various times and have different remaining terms.

(d) Operating Costs and Capital Expenditures Could Adversely Affect Our Cash
Flow.

Hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. Under the terms of our leases, we are obligated to pay the cost of certain capital expenditures at the hotels and to pay for furniture, fixtures and equipment. Franchisors also may require periodic capital improvements to the hotels as a condition of retaining the franchise licenses. In addition, we intend to invest selectively in hotels that require significant renovation. Renovation of hotels involves certain risks, including:

         -        the possibility of environmental problems;
         -        construction cost overruns and delays;
         - uncertainties as to market demand or deterioration in market demand after commencement of renovation; and
         -        the emergence of unanticipated competition from other hotels.

If any of these costs exceed our estimates, the additional cost could have an adverse effect on our cash available for distribution.

We Must Compete with Larger Entities for Acquisition Opportunities

We compete for acquisition opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may reduce the


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number of suitable investment opportunities available to us and increase the bargaining power of sellers. In addition, other potential buyers who do not need to use a lessee or a third party operator to operate the hotel may be able to offer a higher price for a property than we are able to pay.

We May Face Conflicts of Interest Relating to Sale of Hotels Acquired from Affiliates

We have acquired 14 hotels in the past from related parties of our affiliates, which include Robert Winston (our Chief Executive Officer) and Charles Winston (our Chairman of the Board). The limited partners of the partnership, including Robert Winston and Charles Winston, may have unrealized gain associated with their interests in these hotels. Our sale of any of those hotels may cause adverse tax consequences to the limited partners. Therefore, our interests could conflict with the interests of the limited partners in connection with the disposition of one or more of those 14 hotels. However, decisions with respect to the disposition of any of our hotel properties must be made by a majority of the board of directors. When the disposition involves a hotel that was initially acquired from an affiliate, the majority required to approve the sale must include a majority of our independent directors.

We Depend on Key Personnel

We depend on the efforts and expertise of our President, Chief Executive Officer, Chief Financial Officer, Controller and Executive Vice President of Development to drive our day to day operations and strategic business direction. The loss of their services could have an adverse effect on our operations.

Our Performance and Value Are Subject to the Condition of the Real Estate
Industry

(a) Since Real Estate Investments Are Illiquid, We May Not be Able to Sell Hotels when Appropriate.

Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to changes in economic and other conditions. Because we are a REIT, federal income tax laws limit our ability to sell properties in some situations when it may be economically advantageous to do so. As a result, returns to our shareholders could be adversely affected. In addition, we cannot assure you that the market value of any of our hotels will not decrease in the future.

(b) Liability for Environmental Matters Could Adversely Affect Our Financial Condition.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of investigation and removal or remediation of hazardous or toxic substances on, under or in the property, including fixtures, structures and other improvements located on the property. These laws often impose liability whether or not the owner or operator knew of (or should have known of), or caused, the presence of contaminants. Clean-up costs and the owner's or operator's liability generally are not limited under these laws and could exceed the value of the property and/or the aggregate assets of the owner or operator. In addition, the presence of, or failure to properly remediate, contaminants may adversely affect the owner's ability to sell or rent the property or borrow using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

Environmental, health and safety laws and common law principles also govern the presence, maintenance and removal of hazardous substances, including asbestos-containing materials, or ACMs, into the air. Many such laws permit third parties, including employees and independent contractors, to seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the hotels, we may be considered an owner or operator and therefore may be potentially liable for any such costs. We obtained Phase I environmental site assessments prior to the acquisition of each hotel. The purpose of these Phase I reports is to identify potential sources of contamination for


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which a hotel may be responsible and to assess the status of environmental regulatory compliance. However, Phase I reports do not address the presence of asbestos, lead paint, radon or other indoor air pollution. The Phase I reports have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. However, these reports may not reveal all environmental conditions, liabilities or compliance concerns. For example, asbestos has been found at two of our hotels, but we do not believe that this finding has any material adverse effect on our business, assets or our results of operations. Further, there may be material environmental conditions, liabilities or compliance concerns that arose at a hotel after the related Phase I report was completed of which we are otherwise unaware.

(c) Liability for Uninsured and Underinsured Losses Could Adversely Affect Our Financial Condition.

In the event of a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement cost of our lost investment. Each lease specifies comprehensive insurance to be maintained on the subject hotel, which we believe is comparable to that customarily obtained for or by an owner on real property assets. Leases for subsequently acquired hotels will contain similar provisions. Our board of directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, and other acts of God, may be uninsurable or not economically insurable. In addition, we may not be able to use insurance proceeds to replace a damaged or destroyed property as a result of changes in building codes and ordinances, environmental considerations or other factors. In these circumstances, any insurance proceeds we receive might not be adequate to restore our economic position with respect to the damaged or destroyed property.

(d) The Cost of Compliance with the Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations Could Adversely Affect Our Cash Flow.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our hotels substantially comply with these requirements, a determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, other governmental rules and regulations or enforcement policies affecting the use and operation of the hotels could change, including changes to building codes and fire and life safety codes. If we are required to spend money to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to shareholders could be adversely affected.

(e) Fluctuations in Property Taxes Could Adversely Affect Our Cash Flow.

Real and personal property taxes on our current (and future) hotel properties may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in property taxes could have an adverse effect on our ability to make distributions to shareholders.

Our Mezzanine Financing Loans to Third Parties and Development Services Involve Risk of Losses

We face special risks in connection with our mezzanine loans to borrowers for the purpose of building and owning hotels. We are subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. We expect that each mezzanine loan will be made to a single purpose entity whose sole asset would be a hotel being built. Our present mezzanine loans are not, and we do not expect that our future mezzanine loans will be, collateralized by the hotel being built by the single purpose entity. Mezzanine loans will be subordinate to any debt collateralized by the hotel being built or any other debt of the single purpose entity. Mezzanine loans are considered to involve a higher degree of risk than long-term senior mortgage lending that


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is secured by income-producing real property for a variety of reasons including, among other things, dependency on the success of a project which a third party controls and that a foreclosure by the holder of the senior loan could result in a mezzanine loan becoming uncollectible. Additionally, mezzanine loans may have higher loan to value ratios than conventional term loans. There can be no assurances that the borrower will be able to repay its obligations under the mezzanine loans or the senior loans and the Company could suffer a total loss of its mezzanine loan.

In certain cases where the Company is offering its third party hotel development services in exchange for fees, the Company may elect to provide the hotel owner/developer with a construction completion guaranty on the particular hotel under development. In those cases, if the owner/developer were in default under the terms and conditions of its senior loans, there can be no assurances that the holders of the senior loans would not seek to compel the Company to complete the development of the particular hotel with the Company's own funds, which could materially adversely affect our business, financial condition and results of operations.

The Price of Our Securities May be Affected by Changes in Market Interest Rates

One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of our common stock or preferred stock.

Our Board of Directors has Limited Ability to Change Certain Policies

Our major policies, including our acquisition, development, financing, growth, operations, debt capitalization and distribution policies, are determined by our board of directors. We cannot change our policy of limiting consolidated debt to 60% of our investment in hotel properties, at cost, without shareholder approval. In addition, the approval of two-thirds of the number of shares of common stock entitled to vote is necessary to change our policy of seeking to maintain qualification as a REIT.

The Ability of Our Shareholders to Effect a Change in Control is Limited

(a) Stock Ownership Limitations Could Inhibit Changes in Control.

Our articles of incorporation provide that no shareholder may own, directly or indirectly, more than 9.9% of any class of our outstanding stock. This limitation may have the effect of precluding acquisition of control by a third party without the approval of our board of directors.

(b) Our Ability to Issue Preferred Stock Could Inhibit Changes In Control.

Our articles of incorporation authorize the board of directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any shares of preferred stock issued. Currently, there are 3,000,000 shares of preferred stock outstanding. Issuing additional preferred stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders' interest.

We Are Subject to Tax Risks as a Result of Our REIT Status

We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our continuing ability to meet various requirements concerning the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of distributions to our shareholders. In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our taxable income, other than any net capital gain. to the extent that we meet the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be required to pay income


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tax on our undistributed income. In addition, we will be subject to a 4%
nondeductible excise tax if the actual amount we pay out to our shareholders in a calendar year is less than a minimum amount specified under the federal tax laws. The requirement to distribute a substantial portion of our net taxable income could cause us to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require us to borrow funds or to sell assets to fund the costs of such items.

We have made, and intend to continue to make, distributions to our shareholders to comply with the current 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. Our income consists of our share of the income of the partnership, and our cash available for distribution consists of our share of cash distributions from the partnership, less capital expenditures and principal debt payments. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hotel industry could require us to borrow funds on a short-term basis to meet the current 90% distribution requirement and to avoid the nondeductible excise tax.

If we were to fail to qualify as a REIT for any taxable year, we would not be allowed to deduct our distributions to our shareholders in computing our taxable income. Furthermore, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Unless we are entitled to relief under the federal income tax laws, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. As a result, our cash available for distribution would be reduced for each of the years involved. Although we currently operate and intend to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors, with the consent of shareholders holding at least two-thirds of the common stock entitled to vote, to revoke the REIT election.



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